Exhibit 99.1

Results of Annual General Meeting, Retiring Directors and Appointment of Director

Hong Kong, New York - May 31, 2019 - Integrated Media Technology Limited (NASDAQ:IMTE) ("IMTE" or the "Company"), a company engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D display technology, announces the outcome of the resolution considered at the Company's Annual General Meeting ("AGM") held at 3:00 pm (Adelaide, Australia time) on May 31, 2019 , the retiring of Directors following the AGM and the appointment of Mr. Con Unerkov as Director and Chairman of the Board.

RESULTS OF AGM

The Resolution was approved by greater than 50% of shareholders present by poll for resolution 1:

1. Approval of Election of Director: Mr. Wu Hua ZHANG ("Mr. Zhang")

Proxy/Votes Summary details of the resolutions and the proxies received for the resolution below.

1) Approval of Election of Director: Mr. Wu Hua ZHANG ("Mr. Zhang")

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy's Discretion
732,719	850	3,000	0

The motion was carried as ordinary resolution by poll.

RETIREMENT OF DIRECTORS

Dr. Herbert Ying Chiu Lee ("Dr. Lee") retired as Director and Chairman of the Board and Mr. Lawrence Chen ("Mr. Chen") retired as Director at the AGM, and both did not seek re-election. The Company thanks Dr. Lee and Mr. Chen for their service and contributions to the Company.

APPOINTMENT OF DIRECTOR

Mr. Con Unerkov ("Mr. Unerkov") was appointed as a Director and Chairman of the Company at the conclusion of the AGM.

Mr. Unerkov aged 50, is currently the CEO of the Company. Mr. Unerkov is an Australian based businessman and former Director and CEO of the Company, re-joins the Company with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity. Mr. Unerkov resigned as a director on May 30, 2018 and he re-joined the Company as the CEO in April 2019.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

For and on behalf of the Board

Yours sincerely

/S/ Cecil Te Hwai HO

Cecil Te Hwai HO

Company Secretary

For further information on this announcement, please contact:

Mr. Cecil Te Hwai HO

Company Secretary

T: +852 2989 0200

E: corporate@imtechltd.com

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE